UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	April	, 2007.

Group Simec, Inc.
(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	[ ]	No	[X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	[ ]	No	[X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: April 25, 2007.	By: /s/ Luis García Limón
Name: Luis García Limón
Title: Chief Executive Officer

PRESS RELEASE	Contact:	Mario Padilla Velásquez
José Flores Flores
Grupo Simec, S.A. de C.V.
Calzada Lazaro Cardenas 601
44440 Guadalajara, Jalisco, Mexico
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST THREE MONTHS OF 2007

GUADALAJARA, MEXICO, April 23, 2007- Grupo Simec, S.A.B. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the three-month period ended March 31, 2007.

Comparative first quarter 2007 vs first quarter 2006

Net Sales
Net sales increased 4% from Ps. 5,848 million for the first quarter 2006 compared with Ps. 6,079 million for the same period 2007 due to an increase in volume as prices remained stable. Sales of finished steel products increased 4% to 704 thousand tons in the first quarter 2007 compared with 680 thousand tons in the same period 2006. Total sales outside of Mexico for the first quarter 2007 decreased 4% to Ps. 4,250 million compared with Ps. 4,443 million for the same period 2006. Total Mexican sales increased 30% from 1,405 million in 2006 to Ps.1,829 millions in the same period 2007.

Cost of Sales
Cost of sales remained relatively flat from Ps. 4,881 million in the first quarter 2006 to Ps. 4,869 million for the same period 2007. In the first quarter 2007, the cost of sales represented 80% of net sales compared to 83% for the same period 2006. The decrease in cost is attributed to a decrease of 4% in the average cost of raw materials used to produce steel products in real terms in the first quarter of 2007 versus the same period of 2006.

Gross Profit
Gross profit for the first quarter 2007 increased 25% to Ps. 1,210 million compared to Ps. 967 million in the same period of 2006. Gross profit as a percentage of net sales for the first quarter 2007 was 20% compared with 17% for the same period of 2006. This was principally due to stable prices and an increase of 4% in sales volume.

Operating Expenses
Operating expenses increased 7% to Ps. 355 million in the first quarter 2007 compared to Ps. 333 million for the same period 2006 but remained stable at 6% of net sales.

Operating Profit
Operating profit increased 35% from Ps. 634 million in the first quarter 2006 to Ps. 856 million for the same period 2007. Operating profit as a percentage of sales in the first quarter 2006 was 11% compared to 14% in the same period 2007. This was due to an increment of 4% in volumes of products sold and stable prices.

Integral Financial Cost
Integral financial cost for the first quarter 2007 represented a gain of Ps. 75 million compared with the loss of Ps. 5 million for the same period 2006. Interest income was Ps.47 million in the first quarter 2007 compared with Ps. 4 million in the same period 2006. At the same time we registered an exchange gain of Ps. 61 million in the first quarter 2007 compared with an exchange gain of Ps. 2 million in the first quarter 2006, reflecting a 1.8% decrease in the value of the peso versus the dollar in the first quarter of 2007.

Other Expenses (Income) net
The company recorded other income net of Ps. 27 million for the first quarter 2007 compared with other income net for Ps. 12 million for the same period 2006. The increase is attributable to the recognition of the benefit of natural gas hedging contracts value as compared to fair market value in the United States.

Taxes and Profit Sharing
Taxes and profit sharing for the first quarter 2007 increased to Ps. 231 million compared to Ps. 98 million for the same period 2006 due to an increase in differed taxes during the first quarter 2007.

Net Profit
As a result of the foregoing, net profit increased by 34% to Ps. 726 million in the first quarter 2007 from Ps. 543 million in the first quarter 2006.

Comparative first quarter 2007 vs fourth quarter 2006

Net Sales
Net sales increased 27% due to an increase of 13% in prices and a 12% increase in volume making net sales go from Ps. 4,785 million for the fourth quarter 2006 to Ps. 6,079 million for the first quarter 2007. Sales in tons of finished steel products increased 12% to 704 thousand tons in the first quarter 2007 compared with 627 thousand tons in the fourth quarter 2006. The total sales outside of Mexico for the first quarter 2007 increased 53% to Ps. 4,250 million compared with Ps. 2,774 million for the same period 2006. Total sales in Mexico decreased 9% from Ps. 2,011 million in the fourth quarter of 2006 to Ps.1,829 millions in the same period 2007.

Cost of Sales
Cost of sales increased 22% from Ps. 3,986 million in the fourth quarter 2006 to Ps. 4,869 million for the first quarter 2007. In the first quarter 2007, the cost of sales represented 80% of net sales compared to 83% for the fourth quarter 2006. The increase in cost is due to a 12% increase in sales volumes and an increase of 9% in the average cost primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit
Gross profit for the first quarter 2007 increased 51% to Ps. 1,210 million compared to Ps. 799 million in the fourth quarter 2006. Gross profit as a percentage of net sales for the first quarter 2007 was 20% compared with 17% for the fourth quarter 2006. The increase in gross profit was due to an increase of 13% in prices, a 12% increase in sales volume and an increase of 9% in the average cost.

Operating Expenses
Operating expenses increased 12% to Ps. 355 million in the first quarter 2007 compared to Ps. 318 million for the fourth quarter 2006. As a percentage of sales, operating expenses represented 6% during the first quarter of 2007 compared to 7% in the fourth quarter of 2006.

Operating Profit
Operating profit increased 78% from Ps. 481 million in the fourth quarter 2006 to Ps. 856 million for the first quarter 2007. Operating profit as a percentage of net sales increased to 14% in the first quarter 2007 from 10 % in the fourth quarter 2006. This was due to an increase of 12% in sales volume, a 13% increase in prices and an increase of 9% in the average cost of raw materials.

Integral Financial Cost
Integral financial cost for the first quarter 2007 represented an income of Ps. 75 million compared with an expense Ps. 39 million for the fourth quarter 2006. Interest income was Ps. 47 million in the first quarter 2007 compared with Ps. 23 million in the fourth quarter 2006.

Other Expenses (Income) net
The company recorded other income net of Ps. 27 million for the first quarter 2007 compared with other income net of Ps. 26 million for the fourth quarter 2006.

Taxes and Profit Sharing
Taxes and profit sharing for the first quarter 2007 were Ps. 231 million compared to Ps. 157 million for the fourth quarter 2006.

Net Profit
As a result of the foregoing, net profit increased by 133% to Ps. 726 million in the first quarter 2007 from Ps. 311 million in the fourth quarter 2006.

(Millions of pesos)	1Q ‘07	4Q ‘06	1Q ‘06	1Q´07vs 4Q´06	1Q´07 vs 1Q'06
Sales	6,079	4,785	5,848	27%	4%
Cost of Sales	4,869	3,986	4,881	22%	0%
Gross Profit	1,210	799	967	51%	25%
Operating Expenses	355	318	333	12%	7%
Operating Profit	856	481	634	78%	35%
EBITDA	978	600	748	63%	31%
Net Profit	726	311	543	133%	34%
Sales outside Mexico	4,250	2,774	4,443	53%	-4%
Sales in México	1,829	2,011	1,405	-9%	30%
Total sales (tons)	704	627	680	12%	4%

Product	Thousands of tons 1Q '07	Millions of pesos 1Q'07	Average price per ton 1Q'07	Thousands of tons 4Q'06	Millions of pesos 4Q'06	Average price per ton 4Q'06	Thousands of tons 1Q'06	Millions of pesos 1Q'06	Average price per ton 1Q'06
SBQ	516	4,711	9,131	463	3,602	7,702	497	4,681	9,038
Light Structural	62	442	7,130	51	361	7,016	82	515	6,024
Structural	61	482	7,899	52	423	8,047	53	355	6,433
Rebar	64	439	6,862	60	386	6,363	47	295	6,023
Others	1	5	-	1	13	-	1	2	-
Total	704	6,079	8,635	627	4,785	7,631	680	5,848	8,601

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC QUARTER: 1YEAR:2007
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2007 AND 2006
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	20,953,879	100	15,704,692	100

s02	CURRENT ASSETS	12,944,192	62	7,451,361	47
s03	CASH AND SHORT-TERM INVESTMENTS	5,090,759	24	359,111	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,713,234	13	2,679,198	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	283,680	1	368,209	2
s06	INVENTORIES	4,796,043	23	3,830,590	24
s07	OTHER CURRENT ASSETS	60,476	0	214,253	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	7,560,674	36	7,499,304	48
s13	LAND AND BULIDINGS	2,541,182	12	2,481,738	16
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	8,033,757	38	6,853,914	44
s15	OTHER EQUIPMENT	192,088	1	177,567	1
s16	ACCUMULATED DEPRECIATION	3,354,311	16	2,582,563	16
s17	CONSTRUCTION IN PROGRESS	147,958	1	568,648	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	443,434	2	748,086	5
s19	OTHER ASSETS	5,579	0	5,941	0

s20	TOTAL LIABILITIES	5,168,522	100	5,127,300	100

s21	CURRENT LIABILITIES	2,927,627	57	3,080,132	60
s22	SUPPLIERS	1,714,016	33	1,807,276	35
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,347	0	3,446	0
s25	TAXES PAYABLE	307,201	6	161,737	3
s26	OTHER CURRENT LIABILITIES	903,063	17	1,107,673	22
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES	2,240,895	43	2,047,168	40

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	15,785,357	100	10,577,392	100

s34	MINORITY INTEREST	2,358,820	15	2,135,892	20
s35	MAJORITY INTEREST	13,426,537	85	8,441,500	80
s36	CONTRIBUTED CAPITAL	6,999,858	44	4,640,890	44
S79	CAPITAL STOCK	3,928,865	25	3,668,458	35
s39	PREMIUM ON ISSUANCE OF SHARES	3,070,993	19	972,432	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	6,426,679	41	3,800,610	36
s42	RETAINED EARNINGS AND CAPITAL RESERVES	7,444,909	47	5,238,189	50
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,018,230)	(6)	(1,437,579)	(14)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	5,090,759	100	359,111	100
s46	CASH	395,871	8	316,894	88
s47	SHORT-TERM INVESTMENTS	4,694,888	92	42,217	12

s07	OTHER CURRENT ASSETS	60,476	100	214,253	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	19,063	9
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	60,476	100	195,190	91

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	443,434	100	748,086	100
s48	DEFERRED EXPENSES	341,999	77	497,786	67
s49	GOODWILL	39,530	9	174,018	23
s50	DEFERRED TAXES	0	0	0	0
s51	OTHER	61,905	14	76,282	10

s19	OTHER ASSETS	5,579	100	5,941	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,579	100	3,475	58
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	2,466	42
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0

s21	CURRENT LIABILITIES	2,927,627	100	3,080,132	100
s52	FOREIGN CURRENCY LIABILITIES	1,883,232	64	1,745,431	57
s53	MEXICAN PESOS LIABILITIES	1,044,395	36	1,334,701	43

s26	OTHER CURRENT LIABILITIES	903,063	100	1,107,673	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,807	0	3,610	0
s68	PROVISIONS	301,796	33	387,588	35
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	597,460	66	716,475	65

s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	2,240,895	100	2,047,168	100
s66	DEFERRED TAXES	2,149,967	96	1,920,636	94
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	16,253	1	12,910	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	74,675	3	113,622	6

s79	CAPITAL STOCK	3,928,865	100	3,668,458	100
s37	CAPITAL STOCK (NOMINAL)	2,308,106	59	2,048,257	56
s69	RESTATEMENT OF CAPITAL STOCK	1,620,759	41	1,620,201	44

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	7,444,909	100	5,238,189	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	195,540	3	91,480	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	6,648,089	89	4,686,162	88
s45	NET INCOME FOR THE YEAR	601,280	8	460,547	9

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,018,230)	100	(1,437,579)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(45,685)	4	(504,882)	35
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(22,094)	2	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(4,442)	0	13,312	(1)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(946,009)	93	(946,009)	66
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	10,016,565	4,371,229
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	54	59
S75	EMPLOYERS (*)	1,153	1,165
S76	WORKERS (*)	3,082	3,248
S77	COMMON SHARES (*)	474,621,611	140,404,902
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31 OF 2007 AND 2006
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,079,170	100	5,848,202	100
r02	COST OF SALES	4,868,843	80	4,881,098	83
r03	GROSS PROFIT	1,210,327	20	967,104	17
r04	OPERATING EXPENSES	354,773	6	332,971	6
r05	OPERATING INCOME	855,554	14	634,133	11
r06	INTEGRAL FINANCING COST	(75,231)	(1)	4,826	0
r07	INCOME AFTER INTEGRAL FINANCING COST	930,785	15	629,307	11
r08	OTHER EXPENSE AND INCOME (NET)	(26,842)	0	(12,129)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	957,627	16	641,436	11
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	231,371	4	98,333	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	726,256	12	543,103	9
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS	726,256	12	543,103	9
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	726,256	12	543,103	9
r16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	726,256	12	543,103	9
r19	NET INCOME OF MINORITY INTEREST	124,976	2	82,556	1
r20	NET INCOME OF MAJORITY INTEREST	601,280	10	460,547	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,079,170	100	5,848,202	100
r21	DOMESTIC	1,828,676	30	1,405,297	24
r22	FOREIGN	4,250,494	70	4,442,905	76
r23	TRANSLATED INTO DOLLARS (***)	388,343		389,220

r06	INTEGRAL FINANCING COST	(75,231)	(100)	4,826	100
r24	INTEREST EXPENSE	5,926	8	3,144	65
r42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	47,248	(63)	4,166	(86)
r46	OTHER FINANCIAL INCOME	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(61,652)	(82)	(1,833)	(38)
r28	RESULT FROM MONETARY POSITION	27,743	37	7,681	159

r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	231,371	100	98,333	100
r32	INCOME TAX	111,639	48	121,242	123
r33	DEFERRED INCOME TAX	119,732	52	(22,909)	(23)
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	6,111,403	6,044,961
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	23,690,792	17,700,034
r39	OPERATION INCOME (**)	3,560,471	1,851,753
r40	NET INCOME OF MAJORITY INTEREST (**)	2,316,857	1,286,239
r41	NET CONSOLIDATED INCOME (**)	2,577,959	1,398,887
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	122,498	113,766

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO MARCH 31 OF 2007 AND 2006
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c01	CONSOLIDATED NET INCOME	726,256	543,103
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	242,230	90,857
c03	RESOURCES FROM NET INCOME FOR THE YEAR	968,486	633,960
c04	RESOURCES PROVIDED OR USES IN OPERATION	(331,075)	220,855
c05	RESOURCES PROVIDED BY (USED FOR) IN OPERATING ACTIVITIES	637,411	854,815
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	80	(263,650)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,358,885	127,592
c08	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,358,965	(136,058)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(53,917)	(578,356)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,942,459	140,401
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,148,300	218,710
c12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	5,090,759	359,111

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	242,230	90,857
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	122,498	113,766
c41	+ (-) OTHER ITEMS	119,732	(22,909)

c04	RESOURCES PROVIDED OR USED IN OPERATION	(331,075)	220,855
c18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(526,553)	(177,383)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	128,667	(67,455)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	17,658	115,014
c21	+ (-) DECREASE (INCREASE) IN SUPPLIERS	(88,103)	344,245
c22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	137,256	6,434

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	80	(263,650)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	27	0
c25	+ DIVIDEND RECEIVED	0	0
c26	OTHER FINANCING	53	163,795
c27	BANK FINANCING AMORTIZATION	0	(427,445)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,358,885	127,592
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	260,398	37,678
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	2,098,487	89,914
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(53,917)	(578,356)
c34	+ (-) INCREASE (DECREASE) IN PERMANENT STOCK INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(54,795)	(112,697)
c36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	878	(465,659)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	11.94%	9.28%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	17.25%	15.23%
p03	NET INCOME TO TOTAL ASSETS (**)	12.30%	8.90%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.82)%	(1.41)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	1.13 times	1.12 times
p07	NET SALES TO FIXED ASSETS (**)	3.13 times	2.36 times
p08	INVENTORIES TURNOVER (**)	5.94 times	3.82 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	34.92 days	35.85 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.58%	1,098.67%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	24.66%	32.64%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.32 times	0.48 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	36.43%	34.04%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	144.37 times	201.69 times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.58 times	3.45 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.42 times	2.41 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.78 times	1.17 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.50 times	1.45 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	173.88%	11.65%

	CASH FLOW
p21	RESOURCES FROM NET INCOME TO NET SALES	15.93%	10.84%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.44)%	3.77%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	107.56 times	271.88 times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00%	193.77%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING	(99.99)%	(93.77)%
p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	101.62%	19.48%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.41	$ 8.95
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 5.41	$ 8.95
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 28.29	$ 60.12
d09	CASHH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	1.60 times	1.33 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	8.36 times	8.58 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

DIRECTOR REPORT
CONSOLIDATED

Comparative first quarter 2007 vs first quarter 2006

Net Sales
Net sales increased 4% from Ps. 5,848 million for the first quarter 2006 compared with Ps. 6,079 million for the same period 2007 due to an increase in volume as prices remained stable. Sales of finished steel products increased 4% to 704 thousand tons in the first quarter 2007 compared with 680 thousand tons in the same period 2006. Total sales outside of Mexico for the first quarter 2007 decreased 4% to Ps. 4,250 million compared with Ps. 4,443 million for the same period 2006. Total Mexican sales increased 30% from 1,405 million in 2006 to Ps.1,829 millions in the same period 2007.

Cost of Sales
Cost of sales remained relatively flat from Ps. 4,881 million in the first quarter 2006 to Ps. 4,869 million for the same period 2007. In the first quarter 2007, the cost of sales represented 80% of net sales compared to 83% for the same period 2006. The decrease in cost is attributed to a decrease of 4% in the average cost of raw materials used to produce steel products in real terms in the first quarter of 2007 versus the same period of 2006.

Gross Profit
Gross profit for the first quarter 2007 increased 25% to Ps. 1,210 million compared to Ps. 967 million in the same period of 2006. Gross profit as a percentage of net sales for the first quarter 2007 was 20% compared with 17% for the same period of 2006. This was principally due to stable prices and an increase of 4% in sales volume.

Operating Expenses
Operating expenses increased 7% to Ps. 355 million in the first quarter 2007 compared to Ps. 333 million for the same period 2006 but remained stable at 6% of net sales.

Operating Profit
Operating profit increased 35% from Ps. 634 million in the first quarter 2006 to Ps. 856 million for the same period 2007. Operating profit as a percentage of sales in the first quarter 2006 was 11% compared to 14% in the same period 2007. This was due to an increment of 4% in volumes of products sold and stable prices.

Integral Financial Cost
Integral financial cost for the first quarter 2007 represented a gain of Ps. 75 million compared with the loss of Ps. 5 million for the same period 2006. Interest income was Ps.47 million in the first quarter 2007 compared with Ps. 4 million in the same period 2006. At the same time we registered an exchange gain of Ps. 61 million in the first quarter 2007 compared with an exchange gain of Ps. 2 million in the first quarter 2006, reflecting a 1.8% decrease in the value of the peso versus the dollar in the first quarter of 2007.

Other Expenses (Income) net
The company recorded other income net of Ps. 27 million for the first quarter 2007 compared with other income net for Ps. 12 million for the same period 2006. The increase is attributable to the recognition of the benefit of natural gas hedging contracts value as compared to fair market value in the United States.

Taxes and Profit Sharing
Taxes and profit sharing for the first quarter 2007 increased to Ps. 231 million compared to Ps. 98 million for the same period 2006 due to an increase in differed taxes during the first quarter 2007.

Net Profit
As a result of the foregoing, net profit increased by 34% to Ps. 726 million in the first quarter 2007 from Ps. 543 million in the first quarter 2006.

Comparative first quarter 2007 vs fourth quarter 2006

Net Sales
Net sales increased 27% due to an increase of 13% in prices and a 12% increase in volume making net sales go from Ps. 4,785 million for the fourth quarter 2006 to Ps. 6,079 million for the first quarter 2007. Sales in tons of finished steel products increased 12% to 704 thousand tons in the first quarter 2007 compared with 627 thousand tons in the fourth quarter 2006. The total sales outside of Mexico for the first quarter 2007 increased 53% to Ps. 4,250 million compared with Ps. 2,774 million for the same period 2006. Total sales in Mexico decreased 9% from Ps. 2,011 million in the fourth quarter of 2006 to Ps.1,829 millions in the same period 2007.

Cost of Sales
Cost of sales increased 22% from Ps. 3,986 million in the fourth quarter 2006 to Ps. 4,869 million for the first quarter 2007. In the first quarter 2007, the cost of sales represented 80% of net sales compared to 83% for the fourth quarter 2006. The increase in cost is due to a 12% increase in sales volumes and an increase of 9% in the average cost primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit
Gross profit for the first quarter 2007 increased 51% to Ps. 1,210 million compared to Ps. 799 million in the fourth quarter 2006. Gross profit as a percentage of net sales for the first quarter 2007 was 20% compared with 17% for the fourth quarter 2006. The increase in gross profit was due to an increase of 13% in prices, a 12% increase in sales volume and an increase of 9% in the average cost.

Operating Expenses
Operating expenses increased 12% to Ps. 355 million in the first quarter 2007 compared to Ps. 318 million for the fourth quarter 2006. As a percentage of sales, operating expenses represented 6% during the first quarter of 2007 compared to 7% in the fourth quarter of 2006.

Operating Profit
Operating profit increased 78% from Ps. 481 million in the fourth quarter 2006 to Ps. 856 million for the first quarter 2007. Operating profit as a percentage of net sales increased to 14% in the first quarter 2007 from 10 % in the fourth quarter 2006. This was due to an increase of 12% in sales volume, a 13% increase in prices and an increase of 9% in the average cost of raw materials.

Integral Financial Cost
Integral financial cost for the first quarter 2007 represented an income of Ps. 75 million compared with an expense Ps. 39 million for the fourth quarter 2006. Interest income was Ps. 47 million in the first quarter 2007 compared with Ps. 23 million in the fourth quarter 2006.

Other Expenses (Income) net
The company recorded other income net of Ps. 27 million for the first quarter 2007 compared with other income net of Ps. 26 million for the fourth quarter 2006.

Taxes and Profit Sharing
Taxes and profit sharing for the first quarter 2007 were Ps. 231 million compared to Ps. 157 million for the fourth quarter 2006.

Net Profit
As a result of the foregoing, net profit increased by 133% to Ps. 726 million in the first quarter 2007 from Ps. 311 million in the fourth quarter 2006.

(Millions of pesos)	1Q ‘07	4Q ‘06	1Q ‘06	1Q´07vs 4Q´06	1Q´07 vs 1Q'06
Sales	6,079	4,785	5,848	27%	4%
Cost of Sales	4,869	3,986	4,881	22%	0%
Gross Profit	1,210	799	967	51%	25%
Operating Expenses	355	318	333	12%	7%
Operating Profit	856	481	634	78%	35%
EBITDA	978	600	748	63%	31%
Net Profit	726	311	543	133%	34%
Sales outside Mexico	4,250	2,774	4,443	53%	-4%
Sales in México	1,829	2,011	1,405	-9%	30%
Total sales (tons)	704	627	680	12%	4%

Product	Thousands of tons 1Q '07	Millions of pesos 1Q'07	Average price per ton 1Q'07	Thousands of tons 4Q'06	Millions of pesos 4Q'06	Average price per ton 4Q'06	Thousands of tons 1Q'06	Millions of pesos 1Q'06	Average price per ton 1Q'06
SBQ	516	4,711	9,131	463	3,602	7,702	497	4,681	9,038
Light Structural	62	442	7,130	51	361	7,016	82	515	6,024
Structural	61	482	7,899	52	423	8,047	53	355	6,433
Rebar	64	439	6,862	60	386	6,363	47	295	6,023
Others	1	5	-	1	13	-	1	2	-
Total	704	6,079	8,635	627	4,785	7,631	680	5,848	8,601

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

FINANCIAL STATEMENT NOTES
CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:
Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Industrias del Acero y del Alambre, S.A. de C.V.
° Pacific Steel Inc.
° SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of March 31, 2007 are as follows:
Years
Buildings...........................................................................	15 to 50
Machinery and equipment ............................................	10 to 40
Buildings and improvements (Republic)………..........	10 to 25
Land improvements (Republic)…………….................	5 to 25
Machinery and equipment (Republic)……..…………	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the subsidiaries abroad, SimRep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.
-By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.
-By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.
-The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.
-The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.

By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.
The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.
The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2006 and at March 31, 2007, direct sales to two customers accounted for approximately 10% and 16.6% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At March 31, 2007 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at March 31, 2007 was U.S. $ 343,570 dollars). At December 31, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars).

(3) Commitments and contingent liabilities:
a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 10,762 (U.S. $971,165) at March 31, 2007, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-

year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,800 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia siderurgica de Guadalajara	Sub-Holding		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Controladora Simec	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Administradora de Servicios de la Industria Siderúrgica	Administrative services		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		100.00
PAV Republic	Production and sales of steel products		100.00
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS		0	0.00
TOTAL INVESTMENT IN ASSOCIATEDS			0.00
OTHER PERMANENT INVESTMENTS			0.00
TOTAL

NOTES

 MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED

	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More
BANKS
With Warranty			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,347	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,347	0	0	0	0	0

SUPPLIERS
Various			0	401,483	0	0	0	0	0	1,312,533	0	0	0	0

TOTAL SUPPLIERS			0	401,483	0	0	0	0	0	1,312,533	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS
Various			0	318,285	0	0	0	0	0	279,175	0	0	0	0

TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS	0	318,285	0	0	0	0	0	279,175	0	0	0	0

TOTAL	0	719,768	0	0	0	0	3,347	1,591,708	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at March 31, 2007 was Ps. 11.0813

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	627,625	6,954,864	0	0	6,954,864

LIABILITIES POSITION	169,894	1,882,649	52	583	1,883,232
SHORT TERM LIABILITIES POSITION	169,894	1,882,649	52	583	1,883,232
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	457,731	5,072,215	(52)	(583)	5,071,632

NOTES
THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2007 WAS PS. 11.0813

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSET (LIABILITY ) MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT ) AND LOSS

JANUARY	3,373,099	2,186,629	1,186,470	0.52	6,128
FEBRUARY	3,663,966	1,510,290	2,153,673	0.28	6,020
MARCH	6,158,413	1,425,766	4,732,647	0.22	10,243
ACTUALIZATION					43
CAPITALIZATION					0
FOREIGN CORPOPATION					(10,162)
OTHER					15,471

TOTAL					27,743

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

DEBT INSTRUMENTS
CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Accomplished the actual situation is 4.42 times.
B) Accomplished the actual situation is 0.25
C) Accomplished the actual situation is 165.04

As of March 31, 2007, the remaining balance of the MTNs not exchanged amounts to Ps. 3,347 ($302,000 dollars).

C.P. José Flores Flores
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	83.69
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	69.13
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	86.93
CANTON CASTER FACILITY	PRODUCTION OF BILLET	787	53.80
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,169	96.90
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	838	74.80
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	544	89.00
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	96.60
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	71	63.00
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	59	70.00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

MAIN RAW MATERIALS
CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	11.90
SCRAP	VARIOUS	PLANTS IN MEXICO		NO	50.00
PLANTS IN USA		COKE	VARIOUS	NO	5.80
PLANTS IN USA		PELLETS	VARIOUS	NO	5.00
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	9.48
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	7.60
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	1.90
PLANTS IN USA		ELECTRODES	VARIOUS	NO	0.80

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	54	431,285
COMMERCIAL PROFILES	16	121,743
REBAR	50	345,693
FLAT BAR	41	283,007
STEEL BARS	84	642,320
OTHER	0	4,628
BILLET	0	0
HOT-ROLLED BARS
COLD-FINISHED BARS
SEMI-FINISHED SEAMLESS TUBE ROUNDS
OTHER SEMI-FINISHED TRADE PRODUCTS
T O T A L		1,828,676

FOREIGN SALES		4,250,494
TOTAL		6,079,170

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
EXPORTS
STRUCTURAL PROFILES	7	50,574
COMMERCIAL PROFILES	5	34,519
REBAR	15	93,467
STEEL BARS	6	45,714
FLAT BAR	0	2,793
BILLET	0	0
FOREIGN SUBSIDIARIES
HOT-ROLLED BARS	249	2,474,723
COLD-FINISHED BARS	42	560,293
SEMI-FINISHED SEAMLESS TUBE ROUNDS	69	529,730
OTHER SEMI-FINISHED TRADE PRODUCTS	66	458,681
T O T A L		4,250,494

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
B			90,850,050	383,771,561	0	474,621,611	441,786	1,866,320
TOTAL			90,850,050	383,771,561	0	474,621,611	441,786	1,866,320

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 474,621,611

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.
CONSTRUCTION IN PROGRESS
CONSOLIDATED

THE PROJECTS IN PROGRESS AT MARCH 31, 2007, ARE:

PROjECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	68,782
PROJECTS IN MEXICALI	9,108
PROJECTS IN TLAXCALA	70,068
TOTAL INVESTMENT AT MARCH 31, 2007	147,958

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)
CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”.

Pacific Steel and Undershaft investments are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be “foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary and non-monetary items at the exchange rate at the balance sheet date.
-	Income and expense items at the exchange rate at the balance sheet date.
-	The resulting foreign currency translation differences are included in the stockholders’ equity.
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2007
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. JOSE FLORES FLORES
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT APRIL 23 OF 2007.